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                                  EXHIBIT 99.7

                          MIDDLE BAY OIL COMPANY, INC.

                               AMENDMENT NO. 1 TO

                   AMENDED AND RESTATED 1995 STOCK OPTION AND

                         STOCK APPRECIATION RIGHTS PLAN


  The Amended and Restated 1995 Stock Option and Stock Appreciation Rights Plan (the "Plan") is hereby amended as follows:

       Section 11 is stricken in its entirety and replaced by the following:

       "11. Termination of Employment or Service.

            (a) Termination Provisions. If a holder of an Option and/or Rights shall voluntarily or involuntarily leave the employ or service of the Corporation and its Subsidiaries, the Option and Rights of such holder shall terminate 30 days following such termination, and a holder whose employment with, or service as a Director of, the Corporation or a Subsidiary is so terminated shall have no right after such 30-day period following such termination to exercise any unexercised Option or Rights he might have exercised prior to the termination of his employment or service with the Corporation or a Subsidiary. Notwithstanding the foregoing, if the cessation of employment or service is due to retirement on or after attaining the age of sixty-five years, or to disability (to an extent and in a manner as shall be determined in each case by the Committee in its sole discretion) or to death, the holder or the representatives of the estate of the holder shall have the privilege of exercising the unexercised Options and/or Rights which the holder or the deceased could have exercised at the time of his retirement, disability or death, provided that such exercise must be accomplished prior to the expiration of such Options and Rights and within 90 days of the holder's retirement, disability or death.

            (b) Special Termination Provisions Applicable to Event of 3TEC Energy Corporation Securities Purchase Agreement. Notwithstanding the foregoing, any Options or Rights granted prior to July 1, 1999 (the date of the Securities Purchase Agreement between 3TEC Energy Corporation and the Corporation [the "Agreement"]) may be exercised for a one (1) year period from the following dates: (i) the date of termination of a holder whose employment with the Corporation is terminated without cause by the Corporation during the six-month period commencing with the Closing of the Agreement, (ii) the date of termination of a
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          holder's employment whose employment with the Corporation is terminated by the employee with "Good Reason," as defined in such employee's written employment agreement, or (iii) from the date of resignation of a holder who is also a director of the Corporation who resigns at Closing of the Agreement.

            (c) No Right of Continued Employment Conferred. Nothing contained herein or in an Option or Rights certificate shall be construed to confer on any employee or Director any right to be continued in the employ of the Corporation or any Subsidiary or as a Director of the Corporation or a Subsidiary or derogate from any right of the Corporation and any Subsidiary to request the resignation of or discharge of such employee or Director (without or with pay), at any time, with or without cause."

  IN WITNESS WHEREOF, the Corporation has caused its duly authorized officers to affix their signatures and the seal of the Corporation to this Amendment No. 1 to the Plan on this 24/th/ day of August, 1999.

                                MIDDLE BAY OIL COMPANY, INC.


ATTEST:                         By
                                  -------------------------------
                                 John J. Bassett, President

-----------------------------
  Secretary

                                 [CORPORATE SEAL]